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SECU[illegible] MMISSION
Washington, D.C. [illegible]

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38407



RECEIVED
FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KEVIN HART KORNFIELD AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2137 EMBASSY DRIVE, SUITE 105
(No. and Street)

LANCASTER, (City) PENNSYLVANIA (State) 17520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEVIN HART KORNFIELD, PRESIDENT 717-392-0002
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDE[NT PUBLIC] ACCOUNTANT whose opinion is contained in this Report*

TROUT, EBERSOLE & GROFF, LLP
(Name — if individual, state last, first, middle name)

1705 OREGON PIKE (Address) LANCASTER, (City) PENNSYLVANIA (State) 17601 (Zip Code)

9A 020787
KEVIN HART KORNFIELD & COMPANY, INC.
KEVIN HART KORNFIELD
P.O. BOX 6423
LANCASTER, PA 17607-6423

CHECK ONE:
- ☒ C[ertified Pub]lic Accountant
- ☐ P[ublic Accou]ntant
- ☐ A[ccountant n]ot resident in United States or any of its possessions.

☒ Certified Public Accountant

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN HART KORNFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN HART KORNFIELD AND COMPANY, INC., as of DECEMBER 31, 2001, ~~19~~____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

FEB 22 2002

Notary Public


NOTARIAL SEAL
HANNAH J. TRAN, Notary Public
East Hempfield Twp., Lancaster Co., PA
My Commission Expires Feb. 14, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN HART KORNFIELD & COMPANY, INC.

YEARS ENDED DECEMBER 31, 2001 AND 2000

Kevin Hart Kornfield & Company, Inc.

Financial Statements

Years ended December 31, 2001 and 2000

TABLE of CONTENTS

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
2137 Embassy Drive, Suite 105
P.O. Box 6423
Lancaster, Pennsylvania 17607-6423

We have audited the accompanying balance sheets of KEVIN HART KORNFIELD & COMPANY, INC. as of December 31, 2001 and 2000 and the related statements of income, cash flows, changes in stockholder's equity, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company has computed depreciation on several major assets in accordance with Section 179 of the Internal Revenue Code which is a method that does not allocate depreciation to expense over the estimated useful lives of the assets. In our opinion, those assets should be depreciated over their estimated useful lives to conform with accounting principles generally accepted in the United States of America. If the financial statements were corrected for that departure from United States of America generally accepted accounting principles, based on a straight-line depreciation method, accumulated depreciation would be decreased by $5,624 in 2000; and net income would be increased by $1,097 for the year ended December 31, 2000.

In our opinion, except for the effects of computing depreciation as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Trout, Ebersole & Groff, LLP

January 15, 2002
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants

Kevin Hart Kornfield & Company, Inc.
BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash - Operating Account	10,542	12,285
Investment Accounts - Cash Equivalents	57,571	79,214
Accounts Receivable	8,800	2,897
Federal Tax Refunds Receivable	1,408	-0-
Prepaid Taxes	591	-0-
Deferred Taxes	888	-0-
Total Current Assets	79,800	94,396
OFFICE EQUIPMENT	59,323	59,323
Less: Accumulated Depreciation	59,323	59,323
Net Office Equipment	-0-	-0-
OTHER ASSETS		
Investment in Long-Term Bond	10,500	10,500
TOTAL ASSETS	90,300	104,896
LIABILITIES and STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Due to Customer	-0-	653
Payroll Taxes Withheld and Accrued	3,661	869
Accrued Corporate Taxes	-0-	5,510
TOTAL LIABILITIES	3,661	7,032
STOCKHOLDER'S EQUITY		
Common Stock - $10 par value; Authorized 5,000 shares; Issued and Outstanding 3,703 shares	37,030	37,030
Retained Earnings	49,609	60,834
TOTAL STOCKHOLDER'S EQUITY	86,639	97,864
TOTAL LIABILITIES and STOCKHOLDER'S EQUITY	90,300	104,896

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.
STATEMENTS of INCOME
Years ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions and Service Fees	185,153	214,242
Interest and Dividends	2,640	3,250
Realized Investment (Losses)	(4,249)	(1,935)
Total Revenues	183,544	215,557
OPERATING EXPENSES		
Advertising	569	1,335
Salaries	79,232	79,612
Payroll Taxes and Benefits	8,561	8,766
Telephone	2,738	3,917
Rent	15,002	12,686
Office Expense	64,981	43,946
Regulatory Fees	3,113	2,969
Dues and Subscriptions	5,778	9,328
Professional Fees	2,128	2,132
Taxes - Other	3,075	1,630
Depreciation	-0-	2,992
Entertainment	311	1,410
Insurance	11,577	12,097
Total Operating Expenses	197,065	182,820
Income (Loss) before Corporate Tax Provision	(13,521)	32,737
CORPORATE TAX (PROVISION) BENEFIT	2,296	(5,710)
NET INCOME (LOSS)	(11,225)	27,027

See notes to financial statements.

Kevin Hart Kornf[illegible] & Company, Inc.
STATEMENTS of CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS from OPERATING ACTIVITIES		
Net Income (Loss)	(11,225)	27,027
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	-0-	2,992
(Increase) Decrease in:		
Accounts Receivable	(5,903)	3,853
Federal Tax Refunds Receivable	(1,408)	-0-
Prepaid and Deferred Taxes	(1,479)	-0-
Increase (Decrease) in:		
Due to Customer	(653)	653
Accrued Expenses	(2,718)	6,379
Net Cash Provided (Used) by Operating Activities	(23,386)	40,904
CASH FLOWS from INVESTING ACTIVITIES		
Purchase of Office Equipment	-0-	(2,992)
Net Cash Provided (Used) by Investing Activities	-0-	(2,992)
INCREASE (DECREASE) in CASH and CASH EQUIVALENTS	(23,386)	37,912
CASH and CASH EQUIVALENTS		
Beginning	91,499	53,587
Ending	68,113	91,499
SUPPLEMENTAL DISCLOSURES of CASH FLOW INFORMATION		
Interest Paid	-0-	-0-
Income Taxes Paid	-0-	-0-

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.
STATEMENTS of CHANGES in STOCKHOLDER'S EQUITY
Years ended December 31, 2001 and 2000

	2001	2000
STOCKHOLDER'S EQUITY - Beginning of Year	97,864	70,837
NET INCOME (LOSS) for YEAR	(11,225)	27,027
STOCKHOLDER'S EQUITY - End of Year	86,639	97,864

See notes to financial statements.

Kevin Hart Kornfield & Company, Inc.
STATEMENTS of CHANGES in LIABILITIES
SUBORDINATED to CLAIMS of GENERAL CREDITORS
Years ended December 31, 2001 and 2000

	2001	2000
BALANCE - Beginning of Year	-0-	-0-
Increase	-0-	-0-
Decrease	-0-	-0-
BALANCE - End of Year	-0-	-0-

See notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

The Corporation conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania.

The Corporation was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

Date of Issue	Common Shares Issued	Paid in Capital
12/1/98	136	1,360
1/31/99	1,050	10,500

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Corporation does not normally extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the statement date. Such trades are normally completed during the next business day.

Equipment

Equipment is recorded at cost. Depreciation is computed by an accelerated method over the estimated useful lives of 5 to 7 years. Depreciation on some major assets is computed in accordance with Section 179 of the Internal Revenue Code which does not allocate depreciation to expense over the estimated useful lives of the assets.

Deferred taxes have not been provided for the timing differences occasioned by application of this method as they are not considered to be significant.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirements of equipment and improvements are reflected in income.

Cash Equivalents

The Corporation considers all short-term investments purchased with an original maturity of three months or less as cash equivalents for the purposes of the statement of cash flows.

NOTE 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements. There are no significant timing differences between the recognition of revenue and expenses for financial and income tax reporting. Therefore, no deferred tax assets or liabilities have been recorded for this purpose.

A deferred tax asset in the amount of $888 has been recorded at December 31, 2001 to recognize the potential tax effect of a net operating loss carryforward for state purposes in the amount of $8,887 which expires December 31, 2004.

Net operating loss carryforwards, in the amounts of $10,293 were used to reduce federal and state corporate income taxes in the year ended December 31, 2000. Had the net operating losses not been available for use, federal and state corporate income taxes would have been due in the amount of $2,572 at December 31, 2000. The corporation also has an available capital loss carryforward in the amount of $6,184 at December 31, 2001.

A tentative federal tax refund in the amount of $1,408 has been applied for as a result of the carryback of the 2001 net operating loss to the year ended December 31, 2000.

Advertising

Advertising costs are expensed as incurred. Advertising for the years ended December 31, 2001 and 2000 are $569 and $1,335, respectively.

NOTE 2 - Net Capital

The Corporation does not generally carry customers' accounts and, therefore, pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of no less than $5,000. At December 31, 2001 and 2000, the Corporation had net capital of $82,222 and $90,143, respectively, computed according to Rule 15c3-1. Please note that this report does not contain a computation for determination of reserves pursuant to SEC Rule 15c3-3 because the Corporation, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer; therefore, the Corporation is not fully subject to 15c3-3 due to exemption k2(ii).

NOTE 3 - Marketable Securities

From time to time, the Corporation invests in marketable securities which may consist of either equity or debt securities and which have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each balance sheet date.

NOTE 3 - Marketable Securities (Continued)

Securities that are held for short-term resale are classified as trading securities and are recorded at their fair market values. Realized gains or losses on the sales of trading securities are determined on the basis of specific identification. Realized and unrealized gains and losses on trading securities are included in income. The Corporation held no securities classified as trading securities at December 31, 2001 or 2000. However, the Corporation did purchase and sell trading securities during the years ended December 31, 2001 and 2000. Gross proceeds, realized gains and realized losses from sales of trading securities were as follows for the years ended December 31, 2001 and 2000:

	2000	2001
Gross Sales Proceeds	12,331	3,551
Gross Realized Gains	438	629
Gross Realized Losses	(2,373)	(4,878)

Securities that are expected to be held to maturity are reported at cost, adjusted for amortization of premiums or discounts, with such amortization recognized in income using the straight line method over the period to maturity. The Corporation held an investment in the amount of $10,500 at December 31, 2001 and 2000 in government authority obligations which were originally acquired at par value.

NOTE 4 - Lease Agreement

The Corporation leases office space from its 100 percent stockholder under a yearly lease agreement. The lease agreement requires monthly rental payments of $1,294 plus condominium fees and charges. This lease became effective during the year ended December 31, 1997 and has been renewed through the year ended December 31, 2002. Total rental expense for the years ended December 31, 2001 and 2000 was $15,002 and $12,686, respectively.

NOTE 5 - Retirement Plan

The Corporation maintains a qualified retirement plan for all of its employees. The Plan provides for contributions in such amounts as the Board of Directors may annually authorize. The amounts charged to payroll taxes and benefits expense which are associated with the retirement plan are $1,716 for 2001 and $2,052 for 2000.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

INDEPENDENT AUDITORS' REPORT on SUPPLEMENTARY INFORMATION

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
2137 Embassy Drive, Suite 105
P.O. Box 6423
Lancaster, Pennsylvania 17607-6423

Our audit was made primarily for the purpose of formulating an opinion on the preceding basic financial statements of Kevin Hart Kornfield & Company, Inc., taken as a whole. The following data is not considered necessary for a fair presentation of the financial position, results of operations, and cash flows, but is supplementary information required by Rule 179-a of the Securities and Exchange Commission. The data presented as of December 31, 2001 and 2000 and for the years then ended has been subjected to the audit procedures applied in the examination of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Trout, Ebersole + Groff, LLP

January 15, 2002
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants

Kevin Hart Kornfield & Company, Inc.
COMPUTATION of NET CAPITAL
Years ended December 31, 2001 and 2000

	2001	2000
TOTAL STOCKHOLDER'S EQUITY	86,639	97,864
Less: Non-Allowable Assets	3,954	7,721
NET CAPITAL	82,685	90,143

No differences exist between the net capital amount shown above and the net capital amount reported on Page 10 of the Focus Report, Part 11A, for the periods ended December 31, 2001 and 2000.

See auditors' report on supplementary information.

Kevin Hart Korn[illegible] [illegible]any, Inc.
COMPUTATION of BASIC NET CAPITAL REQUIREMENTS
Years ended December 31, 2001 and 2000

	2001	2000
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	5,000	5,000
NET CAPITAL	82,685	90,143
EXCESS NET CAPITAL	77,685	85,143

See auditors' report on supplementary information.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

REPORT on INTERNAL CONTROL

To the Stockholder
Kevin Hart Kornfield &
Company, Inc.
2137 Embassy Drive, Suite 105
P.O. Box 6423
Lancaster, Pennsylvania 17607-6423

In planning and performing our audit of the financial statements of Kevin Hart Kornfield & Company, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kevin Hart Kornfield & Company, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2)in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss, from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TROUT, EBERSOLE & GROFF, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1705 OREGON PIKE
LANCASTER, PENNSYLVANIA 17601
(717) 569-2900
TOLL FREE 1 (800) 448-1384
FAX (717) 569-0141

Because of the inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001 and 2000 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g)(1) under the Securities Act of 1934, and should not be used for any other purpose.

Trout, Ebersole + Groff, LLP

January 15, 2002
Lancaster, Pennsylvania

TROUT, EBERSOLE & GROFF, LLP
Certified Public Accountants